Exhibit 99.5

Guardforce AI Reports Interim Results for the Fiscal Year 2022 and Provides Business Update

Robotics AI revenue increases 253% over the same period last year

NEW YORK, NY / September 30, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, today provided a business update and announced interim financial results for the six months ended June 30, 2022 (“1H 2022”).

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “In the first half of 2022 we made significant progress transforming Guardforce AI into an integrated AI and robotics business, complementing our well-established secured logistics business. Due to the impact of COVID-19 and the shutdown of certain customers’ facilities in the secured logistics business segment, we experienced a slight decrease in revenue less than 10%. However, even though the robotic AI segment revenue counts for approximately 4% of the total revenue, it has grown by 253% and increased nearly four-fold as a percentage of our total revenue compared to the six months ended June 30, 2021.”

“Despite the impact of the COVID-19 pandemic, we continue to expand and grow our global presence and our Robot-as-a-Service (RaaS) business. We are now operating in 8 countries including China, Singapore, Malaysia, Thailand, Japan, Australia, UAE, and the United States.”

“We are also excited about the development progress we made on the Guardforce AI Intelligent Cloud Platform (GFAI ICP). In the first half of 2022, we successfully set up three main hubs for the GFAI ICP in Mainland China, the United States, and Hong Kong, each of which has the ability to manage well over 10,000 robots. At the end of June 30, 2022, approximately 6,000 robots were managed through the GFAI ICP across the globe. We are currently piloting value-added services such as robotics-based advertising in Thailand and Macau through the GFAI ICP with the deployed robots that are on a trial and rental basis. As we increase the number of robots deployed worldwide, we will work with our partners to expand and add value-added services to our platform, such as hotel self-check-in/out, restaurant waitlist management, and food delivery services.”

“On the acquisition front, we continue to strengthen our presence in the Asia Pacific region, as we expanded into mainland China, one of the largest and fastest-growing markets for robotics and security solutions. We completed three target acquisitions in China, providing us immediate access to thousands of valuable clients. Towards that end, we recently announced that we are acquiring Shenzhen Kewei Robot Technology Company Limited (“Kewei”), a high-tech robotics company specializing in developing robotics software solutions and robotics management platforms, as well as robotics sales and technical services. This acquisition will provide new RaaS capabilities, add over a dozen key robotics-related patents and expand our global Fortune 500 customer base. Kewei’s RaaS platform currently operates more than 65,000 robots that belong to Kewei, clients, and partners, of which more than 40,000 are equipped with screens for advertising and interactive features. Our goal is to capture a significant share of the rapidly growing, multi-billion-dollar RaaS market.”

“Overall, we are highly encouraged by the outlook for the business and expect to resume strong organic revenue growth company-wide as pandemic-related restrictions begin to ease. We believe the recent realignment of our management team is timely, given the success and increased focus on our RaaS business line, which positions us to become a dominant player in this rapidly emerging market. Moreover, we have built a highly scalable business model that we believe will drive significant value for shareholders as we continue to execute on our business model.”

Financial Overview

Net revenue decreased by $1.46 million or 7.9%, to $16.9 million for 1H 2022, compared to $18.4 million for 1H 2021. This decrease was primarily due to COVID-19 and the shutdown of certain customer facilities to curtail the spread of the coronavirus, especially during February 2022 to May 2022. Gross profit decreased slightly to $1.9 million for the first half of 2022 compared to $2.1 million for the same period last year, and gross margin increased from 11.2% for the six months ended June 30, 2021 to 11.5% for the six months ended June 30, 2022, primarily due to cost control initiatives. For the six months ended June 30, 2022, total selling, distribution, and administrative (SD&A) expenses were $7.0 million an increase of $3.7 million, or 113.3%, compared to $3.3 million for the six months ended June 30, 2021. The net increase was mainly due to an increase in headquarter expenses, including staff expenses, directors’ salaries, sales and marketing and for general corporate purposes and legal and professional fees in connection with the private placements and acquisition of subsidiaries as well as the higher costs of operating as a public company and an increase in robotics business expenses including staff expenses, rental expenses and marketing expenses to further the RaaS business and related technology capabilities. Operating loss was $5.5 million for 1H 2022, compared to $1.3 million for 1H 2021. The primary reason for the increase in operating loss was an increase in SD&A. Net loss was $6.3 million or $0.18 per basic and diluted share for 1H 2022, compared to $1.5 million or $0.09 per basic and diluted share for 1H 2021. This was mainly due to lower revenue and an increase in SD&A. As of June 30, 2022, and December 31, 2021, the Company had approximately $9.5 million and $14.3 million cash and cash equivalents and restricted cash, respectively.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Operations

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$16,942,522	$18,405,025
Cost of sales	(14,998,727)	(16,346,463)
Gross profit	1,943,795	2,058,562
Provision for and write off of withholding taxes receivable	(263,340)	(98,226)
Stock based compensation	(252,095)	-
Selling, distribution and administrative expenses	(6,977,996)	(3,271,608)
Operating loss	(5,549,636)	(1,311,272)
Other income, net	46,859	237,178
Foreign exchange losses, net	(745,759)	(40,137)
Finance costs	(410,861)	(440,952)
Loss before income tax	(6,659,397)	(1,555,183)
Provision for income tax benefit	320,183	-
Loss for the period	(6,339,214)	(1,555,183)
Less: loss (profit) attributable to non-controlling interests	32,392	(91)
Loss attributable to equity holders of the Company	$(6,306,822)	$(1,555,274)
Loss per share attributable to equity holders of the Company
Basic	$(0.18)	$(0.09)
Diluted	$(0.18)	$(0.09)
Weighted average number of shares used in computation:
Basic	35,235,992	17,486,264
Diluted	35,235,992	17,486,264

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheet

(Expressed in U.S. Dollars)

	As of June 30, 2022	As of December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,728,491	$12,728,783
Restricted cash	-	1,600,000
Trade receivables	5,464,069	4,939,568
Other receivables	1,016,220	-
Other current assets	2,457,334	1,275,981
Inventories	8,769,701	1,387,549
Amount due from related parties	6,416,362	26,007
Total current assets	31,852,177	21,957,888
Non-current assets:
Restricted cash	1,811,750	1,525,028
Property, plant and equipment	12,219,476	9,897,301
Right-of-use assets	2,133,297	2,364,993
Intangible assets, net	6,249,273	164,316
Goodwill	2,679,445	329,534
Deposits paid for business acquisitions	7,020,000	-
Withholding taxes receivable, net	2,451,616	3,531,953
Deferred tax assets, net	1,910,689	1,635,638
Other non-current assets	482,143	345,586
Total non-current assets	36,957,689	19,794,349
Total assets	$68,809,866	$41,752,237
Liabilities and Equity
Current liabilities:
Trade and other payables	$3,650,442	$1,028,721
Borrowings	1,011,749	933,110
Borrowings from related parties	16,209,546	13,506,184
Current portion of operating lease liabilities	1,423,063	2,366,045
Current portion of finance lease liabilities, net	261,940	619,301
Other current liabilities	1,683,355	1,824,635
Amount due to related parties	5,856,114	2,217,752
Total current liabilities	30,096,209	22,495,748
Non-current liabilities:
Borrowings	518,613	859,120
Operating lease liabilities	741,218	-
Borrowings from related parties	1,927,803	5,332,803
Finance lease liabilities, net	622,062	666,455
Other non-current liabilities	54,000	54,000
Provision for employee benefits	5,470,714	5,819,132
Total non-current liabilities	9,334,410	12,731,510
Total liabilities	39,430,619	35,227,258
Equity
Ordinary shares – par value $0.003 authorized 300,000,000 shares, issued and outstanding 54,879,075 shares at June 30, 2022; par value $0.003 authorized 300,000,000 shares, issued and outstanding 21,201,842 shares at December 31, 2021	164,638	63,606
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	44,669,954	15,379,595
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Deficit	(16,511,042)	(10,204,220)
Accumulated other comprehensive income	623,618	821,527
Capital & reserves attributable to equity holders of the Company	29,371,704	6,485,044
Non-controlling interests	7,543	39,935
Total equity	29,379,247	6,524,979
Total liabilities and equity	$68,809,866	$41,752,237

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities	(Unaudited)	(Unaudited)
Loss for the period	$(6,339,214)	$(1,555,183)
Adjustments for:
Depreciation and Amortization of intangible assets	2,697,378	2,542,432
Stock-based compensation	252,095	-
Finance costs	506,818	341,123
Loss/(Gain) from fixed assets disposal	24,530	(2,189)
Changes in operating assets and liabilities:
Increase in trade and other receivables	(205,716)	(673,605)
Increase in other current assets	(969,004)	(1,005,395)
Increase in inventories	(5,521,429)	(2,105,633)
(Increase)/Decrease in amount due from/to related parties	(6,111,443)	2,932,310
Decrease/(Increase) in other non-current assets	901	(98,693)
Increase in provision for and write off of withholding taxes receivable	263,340	98,226
Increase in deferred tax assets	(325,083)	-
Increase in Trade and other payables and other current liabilities	1,265,752	900,767
Increase in withholding taxes receivable	663,095	522,688
(Decrease)/Increase in provision for employee benefits	(29,812)	146,100
Net cash (used in) generated from operating activities	(13,827,792)	2,042,948

Cash flows from investing activities
Acquisition of property and equipment	(2,309,334)	(2,251,341)
Proceeds from sale of property, plant and equipment	4,120	2,598
Acquisition of intangible assets	(3,082,880)	-
Acquisition of subsidiary, net of cash acquired	(1,793,614)	24,276
Deposits paid for business acquisitions	(2,160,000)	-
Net cash used in investing activities	(9,341,708)	(2,224,467)

Cash flows from financing activities
Proceeds from issue of shares	18,275,728	-
Proceeds from exercise of warrants	1,423,690
Proceeds from borrowings	-	1,622,855
Repayment of borrowings	(840,762)	(378,046)
Payment of lease liabilities	(1,483,203)	(1,246,462)
Net cash generated from (used in) financing activities	17,375,453	(1,653)

Effect of movements in exchange rates on cash held	(519,523)	(554,528)
Net decrease in cash and cash equivalents, and restricted cash	(5,794,047)	(737,700)
Cash and cash equivalents, and restricted cash at January 1,	15,853,811	10,129,910
Cash and cash equivalents, and restricted cash at June 30,	$9,540,241	$9,392,210
Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	4,579,879	-

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net (loss) income represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense and allowance for and write off of withholding tax receivables.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the six months ended June 30,
	2022	2021
Net loss - IFRS	$(6,339,214)	$(1,555,183)
Finance costs	410,861	440,952
Income tax benefit	(320,183)	-
Depreciation and amortization expense	2,697,378	2,542,432
EBITDA	(3,551,158)	1,428,201
Allowance for and write off of withholding tax receivables	263,340	98,226
Stock-based compensation expenses	252,095	-
Adjusted net (loss) income (Non-IFRS)	$(3,035,723)	$1,526,427
Non-IFRS (loss) earnings per share
Earnings per share attributable to equity holders of the Company
Basic and diluted	$(0.09)	$0.09
Weighted average number of shares used in computation:
Basic and diluted	35,235,992	17,486,264